Exhibit 99.1

NEWS RELEASE

Fortuna drills 8.6 g/t gold over 13.6 meters at Southern Arc prospect, Diamba Sud Project, Senegal

Vancouver, May 27, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to provide an update on its exploration programs at the Diamba Sud Gold Project in Senegal.

Diamba Sud Gold Project exploration highlights

Paul Weedon, Senior Vice President of Exploration, commented, “Our exploration work at Diamba Sud continues to yield strong results, particularly from areas with limited historical drilling. Notably, recent drilling at the Southern Arc prospect has delivered some of our most compelling intercepts to date - highlighted by 8.6 g/t gold over an estimated true width of 13.6 meters in hole DSR906, and 9.3 g/t gold over 11.8 meters in hole DSDD404. These results further reinforce the project’s potential for near-term resource growth.”

Mr. Weedon concluded, “Infill drilling at Area A, Area D, and Karakara has also returned highly encouraging results, including a standout intercept of 113.7 g/t gold over 6.4 meters estimated true width in hole DSDD385 at Area D. Meanwhile, regional target generation is progressing steadily, with systematic auger drilling identifying several promising gold-in-soil anomalies across the broader property.”

Southern Arc Prospect Drilling highlights include:

DSDD366:	4.8 g/t Au 13.0 g/t Au 24.0 g/t Au	over an estimated true width of 21.6 meters from 11 meters, including over an estimated true width of 1.6 meters from 17 meters, and over an estimated true width of 1.6 meters from 26 meters
DSDD367:	4.0 g/t Au 23.9 g/t Au	over an estimated true width of 16.4 meters from 30 meters, including over an estimated true width of 0.8 meters from 37 meters
DSDD368:	3.2 g/t Au 55.3 g/t Au	over an estimated true width of 20.8 meters from 89 meters, including over an estimated true width of 0.8 meters from 91 meters
DSDD400:	2.2 g/t Au	over an estimated true width of 18.4 meters from 24 meters
DSDD402:	8.6 g/t Au 81.9 g/t Au	over an estimated true width of 8.8 meters from 9 meters, including over an estimated true width of 0.8 meters from 9 meters
DSDD404:	1.0 g/t Au 1.7 g/t Au 9.3 g/t Au 16.5 g/t Au 33.4 g/t Au

over an estimated true width of 4.5 meters from 41.3 meters, and over an estimated true width of 9.6 meters from 52 meters, and over an estimated true width of 11.8 meters from 72 meters, including over an estimated true width of 0.8 meters from 72 meters, and over an estimated true width of 2.4 meters from 76 meters

DSR906:	8.6 g/t Au 15.6 g/t Au 17.3 g/t Au 32.6 g/t Au

over an estimated true width of 13.6 meters from 135 meters, including over an estimated true width of 1.6 meters from 136 meters, and over an estimated true width of 1.6 meters from 140 meters, and over an estimated true width of 0.8 meters from 143 meters

Exploration drilling at the Southern Arc prospect (Figure 1) successfully intersected multiple zones of mineralization. The program, comprising 38 reverse circulation (RC) and diamond core drill holes for a total of 4,210 meters, was designed to test and refine the geological model - focusing on lithological and structural interactions and their controls on mineralization.

Mineralization at Southern Arc is hosted within an extensive hematite-altered tectonic breccia and occurs as stockworks or discrete veins - consistent with other prospects across the Diamba Sud Project. Figure 2 illustrates the relationship between the tectonic breccia, mineralization, and the overlying limestone units. Importantly, mineralization remains open at depth and along strike, with further drilling ongoing. Results from this program will be incorporated into the next Diamba Sud resource update.

In addition, several nearby coincident geochemistry and geophysical anomalies further underscore the exploration potential of Southern Arc, including possible linkages to the adjacent Kassasoko deposit, located approximately one kilometre to the west.

Figure 1: Diamba Sud Project location plan. Current deposits are highlighted in blue.

Figure 2: Cross Section through Southern Arc prospect showing recent results. Oblique section line, view is looking north-east.

Area A, Area D, and Karakara deposit infill drilling highlights include:

Area A DSDD395:	1.7 g/t Au 12.2 g/t Au 25.5 g/t Au	over an estimated true width of 18.4 meters from 23 meters, and over an estimated true width of 8.0 meters from 65 meters, including over an estimated true width of 2.4 meters from 68 meters
Area A DSDD399:	1.8 g/t Au 3.0 g/t Au 14.6 g/t Au 17.4 g/t Au 10.5 g/t Au

over an estimated true width of 5.6 meters from 135 meters, and over an estimated true width of 28.8 meters from 153 meters, including over an estimated true width of 0.8 meters from 158 meters, and over an estimated true width of 0.8 meters from 165 meters, and over an estimated true width of 0.8 meters from 167 meters

Area D DSDD385[1]:	113.7 g/t Au 254.3 g/t Au 2.6 g/t Au 29.7 g/t Au

over an estimated true width of 6.4 meters from 26 meters, including over an estimated true width of 2.8 meters from 27 meters

over an estimated true width of 40.0 meters from 39 meters, including over an estimated true width of 1.2 meters from 47.5 meters

Area D DSDD389:	3.4 g/t Au 26.6 g/t Au 2.0 g/t Au	over an estimated true width of 20.8 meters from 20 meters, including over an estimated true width of 1.6 meters from 41 meters, and over an estimated true width of 13.6 meters from 61 meters
Karakara DSDD393:	1.5 g/t Au 3.4 g/t Au 17.6 g/t Au 45.2 g/t Au

over an estimated true width of 16.8 meters from 67 meters, and over an estimated true width of 19.2 meters from 119 meters, including over an estimated true width of 0.8 meters from 119 meters

over an estimated true width of 0.8 meters from 122 meters

Karakara DSR869:	4.8 g/t Au 17.5 g/t Au 12.9 g/t Au	over an estimated true width of 10.4 meters from 82 meters, including over an estimated true width of 1.6 meters from 86 meters, and over an estimated true width of 0.8 meters from 93 meters

1.	DSDD385 includes intervals of lost core due to poor drilling conditions. These intervals have been assigned nil assay value for interval calculation.

An additional 33 drill holes for a total of 4,550 meters were completed at Area A, Area D, and Karakara (Figure 1), concluding a final round of infill drilling. This program was designed to achieve several key objectives: increasing resource confidence in targeted zones and confirming the geological controls on high-grade mineralization at depth.

Notably, several drill holes intersected mineralization adjacent to - but outside - the currently proposed open pit boundaries, indicating potential for further resource growth. For example, hole DSDD399 at Area A returned 3.0 g/t gold over an estimated true width of 28.8 meters from a depth of 153 meters (Figure 3), while hole DSDD385 at Area D intersected 2.6 g/t gold over 40 meters estimated true width
(Figure 4).

These encouraging results will be incorporated into the forthcoming resource update for the Diamba Sud Project and underscore the potential for future resource expansion, particularly in Area A.

Figure 3: Cross section through Area A deposit with results from DSDD399 - view looking east.

DSDD063
DSR210
DSR194
DSDD399
DSDD020
DSR496
DSR192
DSR498
DSR199
DSDD020
10.4m @ 4.9 g/t Au
7.9m @ 1.6 g/t Au
18.9m @ 1.2 g/t Au
DSR496
3.2m @ 2.4 g/t Au
8.0m @ 4 .0 g/t Au
DSR194
8.0m @ 2.6 g/t Au
DSDD399
5.6m @ 1.8 g/t Au
28.8m @ 3.0 g/t Au
132m
174m
190m
191m
168m
150m
150m
242m
327m
150
100
50
0
-50
233050
233100
233150
233200
233250
233300
233350
233400
Laterite
Saprolite
Late Diorite dykes
Hydrothermal Breccia
Tectonic Breccia
Diorite
Granite
Volcanoclastic rocks
Limestone
Sandstone
Mineralized envelope
>0.5ppm (this release)
>0.5ppm (Historic intersection)
0m
50m
Looking North
Datum: WGS84_Z29N

Figure 4: Cross section through Area D deposit with results from DSDD385 - view looking east

Moungoundi and Moungoundi North prospects

Moungoundi DSDD347:	1.7 g/t Au 2.1 g/t Au	over an estimated true width of 5.6 meters from 52 meters, and over an estimated true width of 8.0 meters from 75.1 meters
Moungoundi DSDD348:	4.0 g/t Au 2.0 g/t Au	over an estimated true width of 3.2 meters from 74 meters, and over an estimated true width of 14.6 meters from 89 meters
Moungoundi DSR843:	2.1 g/t Au	over an estimated true width of 8.8 meters from 20 meters
Moungoundi North DSR819:	11.3 g/t Au 28.1 g/t Au 23.5 g/t Au 46.5 g/t Au

over an estimated true width of 15.4 meters from 38 meters, including over an estimated true width of 1.4 meters from 44 meters, and over an estimated true width of 1.4 meters from 49 meters, and over an estimated true width of 1.4 meters from 52 meters

Moungoundi North DSR825:	5.1 g/t Au 32.9 g/t Au	over an estimated true width of 4.9 meters from 33 meters, including over an estimated true width of 0.7 meters from 37 meters

Exploration drilling at the pre-resource stage Moungoundi prospect and its northern extension, Moungoundi North - located approximately 300 meters to the northeast - was successfully completed, with a total of 85 RC and diamond core drill holes drilled for 9,472 meters.

The program significantly improved the understanding of this geologically and structurally complex area, characterized by intercalated tectonic breccias, carbonate metasediments, and granitic and dioritic intrusive units. Mineralization is typically associated with various vein arrays, preferentially hosted within the tectonic breccias.

Results from this program will be incorporated into the next resource update for the Diamba Sud Project, contributing valuable insight into the broader mineral system.

Western Splay deposit

DSDD362:	3.2 g/t Au	over an estimated true width of 8.1 meters from 39 meters
DSDD390:	1.5 g/t Au	over an estimated true width of 26.1 meters from 5 meters
DSR785:	5.1 g/t Au 15.2 g/t Au	over an estimated true width of 13.5 meters from 49 meters, including over an estimated true width of 2.7 meters from 59 meters
DSR884:	7.2 g/t Au 34.7g/t Au	over an estimated true width of 4.8 meters from 12 meters, including over an estimated true width of 0.8 meters from 12 meters

A total of 24 RC and diamond core drill holes, totalling 2,531 meters, were completed at the Western Splay deposit. The drill program was designed to test strike and dip extensions, perform select infill following the previous drilling campaign (refer to Fortuna news release dated: September 12, 2024), and the completion of the maiden resource estimate (refer to Fortuna news release dated: March 12, 2025).

Geologically, Western Splay shares similarities with the adjacent Moungoundi prospect and comprises a series of tectonic breccias (previously classified as conglomerates), granitic and dioritic intrusive units, and metasediments. Mineralization is primarily associated with vein arrays preferentially hosted within the tectonic breccia units.

This recent drilling campaign has strengthened confidence in the local geological interpretation and contributes to refining the broader geological and structural model at the project scale.

Refer to Appendix 1 for full details of the drill holes and assay results for this drill program.

Quality Assurance & Quality Control (QA - QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All reverse circulation (RC) drilling used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5 percent representative sample for submission to the analytical laboratory. The residual 87.5 percent samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the Company-controlled core yard.

All diamond drilling (DD) drill holes started with HQ sized diameter, before reducing to NQ diameter diamond drill bits on intersecting fresh rock. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All RC and DD samples were transported to ALS’s preparation laboratory in Kedougou, Senegal, before also being transported via commercial courier to ALS’s facility in Ouagadougou, Burkina Faso. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President, Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, including the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core. There were no limitations to the verification process.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and exploration activities in Argentina, Côte d’Ivoire, Mexico and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit www.fortunamining.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the potential of the Diamba Sud Gold Project based on the exploration results at the Southern Arc, Moungoundi and Moungoundi North prospects, and from the Area A, Area D, Karakara and Western Splay deposits; statements relating to the potential to progress prospects at the Diamba Sud Gold Project; expectations that results from the drill programs will be able to be expand the current mineral resource at the Diamba Sud Gold Project and will be incorporated into a mineral resource update; statements regarding the exploration potential at the Southern Arc prospect including possible linkages to the Kassasoko deposit;mineral reserve and mineral resource estimates; expectations regarding additional drilling and exploration programs planned; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations. Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for gold, silver, and other metals; the timing and success of the Company’s proposed exploration programs; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the results from the exploration programs conducted at the Company’s mineral properties including the Séguéla Mine; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s information derived from its exploration programs at the Company’s mineral properties; current mineral resource and reserve estimates; the presence and continuity of mineralization at the Company’s properties; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Appendix 1

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth From[2,3] (m)	Depth To2 (m)	Drilled Width[2] (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSDD395	233176	1429583	185	210	90	-60	23	46	23	18.4	1.7	DD	Area A
							65	75	10	8.0	12.2	DD	Area A
						Incl.	66	67	1	0.8	21.0	DD	Area A
						and	68	71	3	2.4	25.5	DD	Area A
							126	140	14	11.2	0.6	DD	Area A
							144	147	3	2.4	2.2	DD	Area A
DSDD397	233116	1429411	180	210	90	-58	129	133	4	3.2	1.4	DD	Area A
							160	169	9	7.2	1.9	DD	Area A
DSDD399	233139	1429384	179	190	90	-60	135	142	7	5.6	1.8	DD	Area A
							153	189	36	28.8	3.0	DD	Area A
						Incl	158	159	1	0.8	14.6	DD	Area A
						and	165	166	1	0.8	17.4	DD	Area A
						and	167	168	1	0.8	10.5	DD	Area A
DSDD406	233235	1429580	185	150	90	-60	6	10	4	3.2	1.8	DD	Area A
							114.4	117	2.6	2.1	3.0	DD	Area A
							124	130	6	4.8	4.5	DD	Area A
						Incl	125	126	1	0.8	20.7	DD	Area A
							143	145	2	1.6	2.6	DD	Area A

DSDD385	232586	1429503	180	115	90	-60	26	34	8	6.4	113.7	DD	Area D
						Incl	27	30.5	3.5	2.8	254.3	DD	Area D
						and	30.5	31	0.5	0.4	Core Loss	DD	Area D
						and	31	32	1	0.8	13.8	DD	Area D
							39	89	50	40.0	2.6	DD	Area D
						Incl	40	42	2	1.6	Core Loss	DD	Area D
							43	45	2	1.6	Core Loss	DD	Area D
							46	47.5	1.5	1.2	Core Loss	DD	Area D
						Incl	47.5	49	2	1.2	29.7	DD	Area D
							49	51	2	1.6	Core Loss	DD	Area D
							53	55	2	1.6	Core Loss	DD	Area D
							61	63.5	2.5	2.0	Core Loss	DD	Area D
DSDD387	232550	1429484	180	122	90	-60	31	39	8	6.4	1.9	DD	Area D
							71	79	8	6.4	2.5	DD	Area D

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth From[2,3] (m)	Depth To2 (m)	Drilled Width[2] (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
						Incl	72.5	73.3	0.8	0.6	15.7	DD	Area D
							73.3	75	1.7	1.4	Core Loss	DD	Area D
DSDD389	232711	1429374	178	100	90	-60	20	46	26	20.8	3.4	DD	Area D
						Incl	41	43	2	1.6	26.6	DD	Area D
							61	78	17	13.6	2.0	DD	Area D
						Incl	77	78	1	0.8	10.5	DD	Area D
DSDD391	232482	1429404	178	80	90	-60	11	17	6	4.8	1.1	DD	Area D
							26	29	3	2.4	13.8	DD	Area D
						Incl	28	29	1	0.8	33.5	DD	Area D
							52	64	12	9.6	0.7	DD	Area D
DSDD392	232851	1429428	181	50	90	-60	NSI					DD	Area D
DSDD394	232457	1429428	178	110	90	-60	74	81	7	5.6	2.9	DD	Area D
						Incl	79	80	1	0.8	12.6	DD	Area D

DSDD343	231911	1428448	155	182	270	-60	NSI					DD	KaraKara
DSDD344	231877	1428300	153	149	270	-60	96	99	3	2.4	6.7	DD	KaraKara
						Incl	96	97	1	0.8	13.9	DD	KaraKara
							126	127	1	0.8	31.3	DD	KaraKara
DSDD345	231947	1428170	151	143	270	-50	NSI					DD	KaraKara
DSDD346	231870	1428447	155	122	270	-60	NSI					DD	KaraKara
DSDD353	231958	1428153	149	149	270	-60	NSI					DD	KaraKara
DSDD354	231915	1428123	150	92	270	-60	NSI					DD	KaraKara
DSDD355	231939	1428345	153	191	270	-60	NSI					DD	KaraKara
DSDD393	231816	1428275	152	180	270	-60	51	56	5	4.0	1.9	DD	KaraKara
							67	88	21	16.8	1.5	DD	KaraKara
						Incl	80	81	1	0.8	11.2	DD	KaraKara
							103	115	12	9.6	1.2	DD	KaraKara
							119	143	24	19.2	3.4	DD	KaraKara
						Incl	119	120	1	0.8	17.6	DD	KaraKara
						and	122	123	1	0.8	45.2	DD	KaraKara
DSDD396	231884	1428401	155	130	270	-60	NSI					DD	KaraKara
DSDD398	231724	1428178	151	150	270	-50	25	32	7	5.6	5.1	DD	KaraKara
						Incl	25	26	1	0.8	13.2	DD	KaraKara
						and	29	30	1	0.8	10.9	DD	KaraKara
							38	43	5	4.0	2.0	DD	KaraKara

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth From[2,3] (m)	Depth To2 (m)	Drilled Width[2] (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
							75	80	5	4.0	1.5	DD	KaraKara
							85	87	2	1.6	9.5	DD	KaraKara
						Incl	85	86	1	0.8	16.5	DD	KaraKara
							134	144	10	8.0	1.8	DD	KaraKara
DSR769	231836	1428439	155	102	265	-60	NSI					RC	KaraKara
DSR770	231844	1428425	154	120	265	-60	NSI					RC	KaraKara
DSR771	231887	1428324	153	180	265	-60	NSI					RC	KaraKara
DSR772	231903	1428297	152	132	270	-60	NSI					RC	KaraKara
DSR773	231878	1428218	153	162	265	-60	NSI					RC	KaraKara
DSR774	231928	1428147	151	114	270	-60	65	72	7	5.6	7.0	RC	KaraKara
						Incl	66	67	1	0.8	27.1	RC	KaraKara
							94	105	11	8.8	1.3	RC	KaraKara
DSR775	231588	1428093	151	120	340	-50	NSI					RC	KaraKara
DSR776	231651	1428082	151	174	340	-50	124	129	5	4.0	1.4	RC	KaraKara
							133	136	3	2.4	3.5	RC	KaraKara
							143	148	5	4.0	2.1	RC	KaraKara
DSR868	231862	1428354	154	130	270	-60	62	72	10	8.0	0.8	RC	KaraKara
DSR869	231702	1428225	152	105	270	-55	36	41	5	4.0	2.3	RC	KaraKara
							54	59	5	4.0	2.0	RC	KaraKara
							82	95	13	10.4	4.8	RC	KaraKara
						Incl	86	88	2	1.6	17.5	RC	KaraKara
						Incl	93	94	1	0.8	12.9	RC	KaraKara
DSR870	231678	1428225	152	126	90	-60	54	69	15	12.0	2.3	RC	KaraKara
							73	78	5	4.0	2.5	RC	KaraKara
							113	117	4	3.2	2.1	RC	KaraKara
DSR871	231699	1428152	151	120	270	-55	17	21	4	3.2	1.9	RC	KaraKara
DSR872	231762	1428279	152	140	270	-60	78	84	6	4.8	7.2	RC	KaraKara
						Incl	80	82	2	1.6	14.8	RC	KaraKara
							108	122	14	11.2	2.8	RC	KaraKara
						Incl	114	115	1	0.8	16.2	RC	KaraKara

DSDD347	230892	1426832	153	115	90	-50	52	59	7	5.6	1.7	DD	Moungoundi
							75.1	85.1	10	8.0	2.1	DD	Moungoundi
DSDD348	230782	1426925	154	126	90	-50	74	78	4	3.2	4.0	DD	Moungoundi
						Incl	77	78	1	0.8	10.5	DD	Moungoundi

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth From[2,3] (m)	Depth To2 (m)	Drilled Width[2] (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
							89	107.2	18	14.6	2.0	DD	Moungoundi
						Incl	102	103	1	0.8	11.0	DD	Moungoundi
DSDD349	230903	1426963	156	80	90	-50	NSI					DD	Moungoundi
DSDD352	230727	1426932	154	170	90	-50	NSI					DD	Moungoundi
DSDD356	230696	1426870	153	102	90	-60	NSI					DD	Moungoundi
DSDD357	230752	1426865	153	126	90	-60	NSI					DD	Moungoundi
DSDD358	230700	1426849	152	120	90	-55	29	32	3	2.4	2.1	DD	Moungoundi
							75	79	4	3.2	1.4	DD	Moungoundi
							91	102	11	8.8	1.3	DD	Moungoundi
							109	111	2	1.6	2.6	DD	Moungoundi
DSDD359	230670	1426821	152	121	90	-55	12	15	3	2.4	2.2	DD	Moungoundi
							27	31	4	3.2	1.4	DD	Moungoundi
							61	67	6	4.8	1.4	DD	Moungoundi
DSDD360	230647	1426796	151	110	90	-55	NSI					DD	Moungoundi
DSDD361	230625	1426764	150	89	90	-55	NSI					DD	Moungoundi
DSDD372	230835	1426936	155	89	90	-50	49	63	14	11.2	0.7	DD	Moungoundi
DSDD373	230668	1426846	152	131	90	60	81	89	8	6.4	3.0	DD	Moungoundi
							81	82	1	0.8	10.6	DD	Moungoundi
							113	115	2	1.6	5.4	DD	Moungoundi
DSDD374	230635	1426819	151	110	90	-55	72	78	6	4.8	2.2	DD	Moungoundi
DSDD375	230616	1426796	151	122	90	-55	NSI					DD	Moungoundi
DSDD382	230455	1426800	148	119	90	-50	NSI					DD	Moungoundi
DSDD383	231070	1426749	154	134	270	-55	NSI					DD	Moungoundi
DSDD384	231089	1426697	153	135	270	-55	84	94.4	10	8.3	1.8	DD	Moungoundi
DSR777	230896	1426879	154	138	85	-50	54	57	3	2.4	1.7	RC	Moungoundi
DSR778	230897	1426988	156	96	90	-60	NSI					RC	Moungoundi
DSR779	230652	1426759	150	84	90	-60	NSI					RC	Moungoundi
DSR780	230676	1426727	150	84	90	-60	NSI					RC	Moungoundi
DSR781	230920	1426883	154	114	90	-50	NSI					RC	Moungoundi
DSR782	230853	1426788	153	96	90	-50	49	52	3	2.4	2.9	RC	Moungoundi
DSR783	230907	1426801	153	103	90	-50	90	98	8	6.4	2.4	RC	Moungoundi
DSR784	230727	1426865	152	102	100	-60	4	15	11	8.8	0.8	RC	Moungoundi
DSR801	230957	1426800	154	102	80	-50	NSI					RC	Moungoundi
DSR802	230903	1426750	153	102	80	-50	NSI					RC	Moungoundi
DSR803	230852	1426760	153	78	90	-50	NSI					RC	Moungoundi

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth From[2,3] (m)	Depth To2 (m)	Drilled Width[2] (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSR804	231340	1426801	153	132	90	-50	60	62	2	1.6	4.4	RC	Moungoundi
DSR806	230869	1426995	156	102	90	-60	NSI					RC	Moungoundi
DSR807	230675	1426876	152	102	90	-60	45	51	6	4.8	1.3	RC	Moungoundi
DSR808	230704	1426931	153	171	90	-50	131	143	12	9.6	0.6	RC	Moungoundi
DSR809	231001	1427004	157	120	90	-50	NSI					RC	Moungoundi
DSR810	230825	1426947	155	126	80	-50	77	81	4	3.2	2.4	RC	Moungoundi
DSR811	230776	1426947	155	132	90	-50	NSI					RC	Moungoundi
DSR812	230804	1426865	153	114	90	-60	NSI					RC	Moungoundi
DSR813	230901	1427011	157	120	90	-50	NSI					RC	Moungoundi
DSR828	231008	1426821	155	126	265	-55	47	50	3	2.4	2.5	RC	Moungoundi
DSR829	230930	1426862	154	120	150	-50	54	65	11	8.8	1.4	RC	Moungoundi
DSR830	230971	1426853	155	108	270	-55	50	54	4	3.2	1.6	RC	Moungoundi
DSR831	230996	1426802	155	84	270	-55	13	18	5	4.0	2.5	RC	Moungoundi
							26	28	2	1.6	9.1	RC	Moungoundi
						Incl	27	28	1	0.8	16.5	RC	Moungoundi
DSR843	231023	1426751	154	96	270	-55	20	31	11	8.8	2.1	RC	Moungoundi
						Incl	24	25	1	0.8	11.2	RC	Moungoundi
DSR844	231039	1426699	153	114	270	-55	77	84	7	5.6	1.2	RC	Moungoundi
DSR845	230996	1426879	156	96	270	-55	NSI					RC	Moungoundi
DSR846	231013	1426927	157	120	270	-55	NSI					RC	Moungoundi
DSR847	231030	1426944	157	114	150	-50	NSI					RC	Moungoundi
DSR848	230805	1427012	156	120	90	-50	NSI					RC	Moungoundi
DSR849	230749	1427014	155	132	90	-50	NSI					RC	Moungoundi
DSR862	230423	1426802	148	132	90	-55	NSI					RC	Moungoundi
DSR863	230455	1426843	149	102	90	-55	NSI					RC	Moungoundi
DSR887	230962	1426759	153	100	90	-50	3	5	2	1.6	7.1	RC	Moungoundi
						Incl	3	4	1	0.8	12.6	RC	Moungoundi
DSR888	230638	1426851	152	150	90	-50	NSI					RC	Moungoundi
DSR889	230869	1426878	154	110	90	-50	NSI					RC	Moungoundi
DSR890	230777	1426871	153	130	90	-60	NSI					RC	Moungoundi

DSDD376	231200	1427800	155	82	270	-50	NSI					DD	Moungoundi North
DSDD377	231192	1427854	156	92	270	-50	NSI					DD	Moungoundi North
DSDD378	231219	1427893	155	128	270	-50	NSI					DD	Moungoundi North
DSDD379	231189	1427752	156	110	270	-50	12	21	9	7.2	0.6	DD	Moungoundi North

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth From[2,3] (m)	Depth To2 (m)	Drilled Width[2] (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSDD380	231188	1427697	156	113	270	-50	NSI					DD	Moungoundi North
DSDD381	231156	1427545	157	101	270	-50	NSI					DD	Moungoundi North
DSR805	230954	1427801	158	90	90	-55	55	57	2	1.4	3.5	RC	Moungoundi North
DSR814	231017	1427596	157	102	90	-50	NSI					RC	Moungoundi North
DSR815	230968	1427598	158	102	90	-50	NSI					RC	Moungoundi North
DSR816	230918	1427600	158	114	90	-50	NSI					RC	Moungoundi North
DSR817	230917	1427800	158	108	90	-55	NSI					RC	Moungoundi North
DSR818	231131	1427805	156	108	90	-55	12	26	14	9.8	2.4	RC	Moungoundi North
							44	54	10	7.0	0.5	RC	Moungoundi North
DSR819	231100	1427847	156	96	90	-50	38	60	22	15.4	11.3	RC	Moungoundi North
						Incl	40	41	1	0.7	11.2	RC	Moungoundi North
						and	44	46	2	1.4	28.1	RC	Moungoundi North
						and	49	51	2	1.4	23.5	RC	Moungoundi North
						and	52	54	2	1.4	46.5	RC	Moungoundi North
DSR820	231053	1427852	156	102	90	-50	NSI					RC	Moungoundi North
DSR821	231000	1427850	157	96	90	-50	NSI					RC	Moungoundi North
DSR822	230948	1427850	157	96	90	-50	NSI					RC	Moungoundi North
DSR823	230904	1427848	157	90	90	-50	NSI					RC	Moungoundi North
DSR824	230795	1427747	158	108	90	-50	NSI					RC	Moungoundi North
DSR825	230853	1427747	158	108	90	-50	33	40	7	4.9	5.1	RC	Moungoundi North
						Incl	37	38	1	0.7	32.9	RC	Moungoundi North
DSR826	230902	1427755	158	102	90	-50	NSI					RC	Moungoundi North
DSR827	230951	1427752	157	114	90	-50	NSI					RC	Moungoundi North
DSR850	230991	1427200	157	108	90	-50	NSI					RC	Moungoundi North
DSR851	230943	1427201	157	126	90	-50	NSI					RC	Moungoundi North
DSR852	231176	1427602	156	102	270	-50	NSI					RC	Moungoundi North
DSR853	231210	1427647	156	102	270	-50	NSI					RC	Moungoundi North
DSR854	231240	1427695	156	108	270	-50	NSI					RC	Moungoundi North
DSR855	231268	1427893	154	138	270	-50	59	60	1	0.8	11.2	RC	Moungoundi North
DSR856	231298	1427950	153	120	270	-50	NSI					RC	Moungoundi North
DSR857	231138	1427502	157	108	270	-50	NSI					RC	Moungoundi North
DSR858	231121	1427451	157	90	270	-50	NSI					RC	Moungoundi North

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth From[2,3] (m)	Depth To2 (m)	Drilled Width[2] (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSR859	231196	1427400	157	138	270	-50	NSI					RC	Moungoundi North

DSDD350	231158	1426273	146	173	90	-50	15	18	3	2.7	7.4	DD	Western Splay
						Incl	15	16	1	0.9	18.3	DD	Western Splay
							111	114.6	4	3.2	2.1	DD	Western Splay
							123	128	5	4.5	4.8	DD	Western Splay
						Incl	126	127	1	0.9	10.6	DD	Western Splay
							133	144	11	9.9	1.6	DD	Western Splay
DSDD351	231203	1426256	146	149	90	-50	NSI					DD	Western Splay
DSDD362	231223	1426378	155	89	90	-50	39	48	9	8.1	3.2	DD	Western Splay
DSDD363	231153	1426347	147	221	90	-66	156	162	6	5.4	1.3	DD	Western Splay
DSDD364	230936	1426255	145	137	90	-50	NSI					DD	Western Splay
DSDD371	231256	1426380	147	77	90	-50	22	28	6	5.4	1.2	DD	Western Splay
DSDD386	231103	1426281	145	70	90	-50	12	22	10	8.0	1.0	DD	Western Splay
DSDD388	231095	1426195	145	80	90	-60	NSI					DD	Western Splay
DSDD390	231235	1426326	147	155	90	-55	5	34	29	26.1	1.5	DD	Western Splay
							63	70	7	6.3	0.8	DD	Western Splay
DSR785	231197	1426378	149	72	90	-50	49	64	15	13.5	5.1	RC	Western Splay
						Incl	59	62	3	2.7	15.2	RC	Western Splay
DSR786	231213	1426273	146	144	90	-50	NSI					RC	Western Splay
DSR787	231282	1426301	146	84	100	-50	NSI					RC	Western Splay
DSR791	231498	1426220	148	126	150	-50	99	100	1	0.9	5.7	RC	Western Splay
DSR864	230975	1426399	147	60	90	-60	NSI					RC	Western Splay
DSR865	231072	1426393	147	80	90	-60	NSI					RC	Western Splay
DSR866	231109	1426298	146	60	90	-50	47	49	2	1.6	8.5	RC	Western Splay
						Incl	47	48	1	0.8	15.8	RC	Western Splay
DSR867	231041	1426328	146	120	90	-50	NSI					RC	Western Splay
DSR874	231111	1426241	145	90	90	-55	26	28	2	1.6	5.2	RC	Western Splay
DSR880	231267	1426246	146	102	90	-50	NSI					RC	Western Splay
DSR881	231335	1426244	147	70	90	-50	NSI					RC	Western Splay
DSR882	231338	1426300	148	80	90	-50	NSI					RC	Western Splay
DSR883	231342	1426349	149	70	90	-50	NSI					RC	Western Splay
DSR884	231311	1426374	149	102	90	-50	12	18	6	4.8	7.2	RC	Western Splay
						Incl	12	13	1	0.8	34.7	RC	Western Splay
DSR885	231280	1426373	149	120	90	-50	NSI					RC	Western Splay

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth From[2,3] (m)	Depth To2 (m)	Drilled Width[2] (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area

DSR860	230899	1425856	149	78	90	50	NSI					RC	Western Splay Sth
DSR873	230648	1426071	151	108	90	-50	NSI					RC	Western Splay Sth
DSR861	230852	1425846	151	108	90	50	NSI					RC	Western Splay Sth

DSR788	231908	1425981	144	78	150	-55	NSI					RC	Kassassoko
DSR789	231917	1425965	144	90	150	-55	NSI					RC	Kassassoko
DSR790	231914	1425936	144	78	150	-50	NSI					RC	Kassassoko
DSR875	231621	1425876	144	147	150	-53	3	4	1	0.8	18.7	RC	Kassassoko
							64	77	13	10.4	1.1	RC	Kassassoko
							89	92	3	2.4	2.6	RC	Kassassoko
							120	121	1	0.8	5.9	RC	Kassassoko
DSR876	231608	1425897	145	120	150	-53	31	37	6	4.8	0.8	RC	Kassassoko
							66	88	22	17.6	2.4	RC	Kassassoko
						Incl	77	78	1	0.8	28.7	RC	Kassassoko
DSR886	231443	1426091	143	114	95	-50	NSI					RC	Kassassoko

DSDD365	232238	1426244	144	68	150	-50	39.45	43.9	4	3.6	3.2	DD	Southern Arc
DSDD366	232376	1426325	146	62	150	-50	11	38	27	21.6	4.8	DD	Southern Arc
						Incl	17	19	2	1.6	13.0	DD	Southern Arc
						and	26	28	2	1.6	24.0	DD	Southern Arc
DSDD367	232398	1426409	147	125	150	-50	30	50.45	20	16.4	4.0	DD	Southern Arc
							37	38	1	0.8	23.9	DD	Southern Arc
							43	44	1	0.8	11.0	DD	Southern Arc
DSDD368	232571	1426250	146	140	150	-50	43	47	4	3.2	1.5	DD	Southern Arc
							89	115	26	20.8	3.2	DD	Southern Arc
						Incl	91	92	1	0.8	55.3	DD	Southern Arc
DSDD369	232795	1426235	144	113	150	-50	NSI					DD	Southern Arc
DSDD370	232620	1426268	146	146	150	-50	NSI					DD	Southern Arc
DSDD400	232380	1426344	147	120	150	-50	24	47	23	18.4	2.2	DD	Southern Arc
DSDD401	232339	1426325	146	93	150	-50	NSI					DD	Southern Arc
DSDD402	232365	1426411	148	137	150	-50	9	20	11	8.8	8.6	DD	Southern Arc
						Incl	9	10	1	0.8	81.9	DD	Southern Arc
							51	53.4	2.4	1.9	5.9	DD	Southern Arc
							57.25	58	0.75	0.6	12.8	DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth From[2,3] (m)	Depth To2 (m)	Drilled Width[2] (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
							75	78	3	2.4	6.3	DD	Southern Arc
DSDD403	232374	1426455	148	140	150	-50	NSI					DD	Southern Arc
DSDD404	232322	1426399	147	123	150	-50	41.35	47	5.65	4.5	1.0	DD	Southern Arc
							52	64	12	9.6	1.7	DD	Southern Arc
							72	86.75	14.75	11.8	9.3	DD	Southern Arc
						Incl	72	73	1	0.8	16.5	DD	Southern Arc
						and	76	79	3	2.4	33.4	DD	Southern Arc
DSDD405	232466	1426430	147	140	150	-50	NSI					DD	Southern Arc
DSDD407	232545	1426184	144	122	150	-50	NSI					DD	Southern Arc
DSR792	232302	1426245	144	108	150	-50	NSI					RC	Southern Arc
DSR793	232220	1426193	145	138	160	-50	86	90	4	3.2	3.7	RC	Southern Arc
DSR794	232203	1426135	145	102	160	-50	NSI					RC	Southern Arc
DSR795	232186	1426167	145	90	150	-50	NSI					RC	Southern Arc
DSR796	232253	1426219	144	102	155	-50	17	29	12	9.6	2.8	RC	Southern Arc
DSR797	232387	1426291	145	84	150	-50	4	13	9	7.2	0.8	RC	Southern Arc
							20	24	4	3.2	3.3	RC	Southern Arc
DSR798	232431	1426317	146	114	150	-50	NSI					RC	Southern Arc
DSR799	232344	1426274	145	72	150	-50	NSI					RC	Southern Arc
DSR800	232169	1426285	146	138	150	-50	NSI					RC	Southern Arc
DSR832	232397	1426328	146	66	150	-50	22	36	14	11.2	2.3	RC	Southern Arc
						Incl	25	26	1	0.8	11.6	RC	Southern Arc
DSR833	232404	1426355	147	90	150	-50	NSI					RC	Southern Arc
DSR834	232262	1426262	149	72	150	-50	NSI					RC	Southern Arc
DSR835	232154	1426214	146	102	150	50	NSI					RC	Southern Arc
DSR836	232107	1426191	146	81	150	50	NSI					RC	Southern Arc
DSR837	232424	1426450	147	114	150	-50	NSI					RC	Southern Arc
DSR838	232618	1426419	146	120	150	-50	NSI					RC	Southern Arc
DSR839	232521	1426225	145	102	150	-50	NSI					RC	Southern Arc
DSR840	232514	1426346	146	132	150	-50	35	37	2	1.6	3.3	RC	Southern Arc
DSR841	232664	1426287	153	96	150	-50	31	35	4	3.2	1.7	RC	Southern Arc
DSR842	232463	1426307	146	138	150	-50	117	124	7	5.6	0.8	RC	Southern Arc
DSR891	232432	1426385	147	100	150	-50	53	55	2	1.6	6.0	RC	Southern Arc
DSR892	232490	1426384	147	114	150	-50	NSI					RC	Southern Arc
DSR893	232560	1426372	146	100	150	-50	NSI					RC	Southern Arc
DSR906	232305	1426435	148	198	150	-50	135	152	17	13.6	8.6	RC	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth From[2,3] (m)	Depth To2 (m)	Drilled Width[2] (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
						Incl	136	138	2	1.6	15.6	RC	Southern Arc
						and	140	142	2	1.6	17.3	RC	Southern Arc
						and	143	144	1	0.8	32.6	RC	Southern Arc
DSR907	232350	1426362	147	108	150	-50	32	39	7	5.6	1.0	RC	Southern Arc

Notes:

1. EOH: End of hole

2. Depths and widths reported to nearest significant decimal place

3. NSI: No significant intercepts

4. ETW: Estimated true width

5. RC: reverse circulation drilling | DD: diamond drilling tail | RCD: reverse circulation drilling with diamond tail